Exhibit (8)(c)

Internal Revenue Service		Department of the Treasury Washington, DC 20224

Index Number:	301.00-00, 301.01-00, 305.00-00, 305.01-00	Third Party Communication: None Date of Communication: Not Applicable

Person To Contact: Lola L. Johnson, ID No. 50-18520

Gerald L. Zuehlke, V.P. Finance, CFO Potlatch Corporation 805 Mill Road P.O. Box 1016 Lewiston, Idaho 83501		Telephone Number: (202) 622-7550 Refer Reply To: CC:CORP:B05 PLR-137483-05 Date: November 3, 2005

Legend

Taxpayer	=	Potlatch Corporation Delaware E.I.N. 82-0156045

Date1	=	January 1, 2006

Exchange	=	New York Stock Exchange

Dear Mr. Zuehlke:

This ruling responds to your letter dated July 11, 2005, as supplemented by your letter dated October 4, 2005, submitted on behalf of Taxpayer, requesting a ruling under Internal Revenue Code (the “Code”) sections 301 and 305 (the “Ruling Request”).

FACTS

Taxpayer is a publicly traded U.S. corporation that is the common parent of an affiliated group of corporations that files a consolidated federal income tax return on a calendar year basis. Taxpayer has one class of common stock outstanding (the “Taxpayer stock”).

Subject to the approval of its Board of Directors, Taxpayer’s management anticipates that Taxpayer will elect under section 856 of the Code to be treated as a real

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estate investment trust (REIT) effective Date1 (the “REIT Conversion”). In connection with the REIT Conversion, Taxpayer will make a distribution to its shareholders as required by section 857(a)(2)(B) of an amount sufficient to eliminate all of its undistributed C corporation earnings and profits (“E&P”) before the end of Taxpayer’s first REIT year (the “Special Dividend”). Prior to payment of the Special Dividend, Taxpayer would effect a business reorganization in a transaction that is intended to qualify as a tax-free reorganization under section 368(a)(1)(F) (the “Merger”). (References herein to “Taxpayer” include any successor in a qualifying tax-free reorganization under section 368(a)(1)(F), as appropriate).

Taxpayer expects to make the Special Dividend in the form of cash, Taxpayer stock, or a combination of both, at the election of each stockholder. The total amount of cash payable in the Special Dividend will be limited to 20 percent of the total value of the Special Dividend.

Taxpayer expects to declare the Special Dividend and to provide that each shareholder may elect to receive its dividend in the form of: (a) cash (“Option A”); (b) Taxpayer stock (“Option B”); or (c) a combination of both Taxpayer stock and cash (“Option C”). If a shareholder fails to make a valid election by the election deadline, that shareholder will be deemed to have made an election to be determined by Taxpayer. To the extent necessary in the Special Dividend, Taxpayer will issue cash in lieu of fractional shares of Taxpayer stock.

The total number of shares of Taxpayer stock to be issued in the Special Dividend will be determined by dividing (i) the product of the total amount of the Special Dividend per share times the number of shares outstanding, less the total amount of cash to be paid as part of the Special Dividend, by (ii) the average trading price of a share of Taxpayer stock on the Exchange as of the close of trading during a specified period before the Special Dividend payment date.

While each shareholder will have the option to elect to receive cash in lieu of Taxpayer stock for all or a portion of the shareholder’s entire entitlement under the Special Dividend, Taxpayer intends to limit the amount of cash to be distributed in the aggregate to 20 percent of the Special Dividend (the “Maximum Cash Distribution”).

If the total number of shares of Taxpayer stock for which an election to receive the dividend in cash is made (“Cash Election Shares”) would result in the payment of cash in an aggregate amount that is less than or equal to the Maximum Cash Distribution, then all holders of Cash Election Shares will receive the Special Dividend on all such shares in cash.

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If the number of Cash Election Shares would result in the payment of cash in an aggregate amount that is greater than the Maximum Cash Distribution, then

(a) shareholders electing to receive the Special Dividend in cash on 20 percent or less of the total number of Taxpayer shares they hold will receive the Special Dividend on each of their Cash Election Shares in cash, and

(b) shareholders electing to receive the Special Dividend in cash on more than 20 percent of the total number of Taxpayer shares they hold will receive the Special Dividend on their Cash Election Shares as follows:

(i) cash on the number of Cash Election Shares equal to 20 percent of their total Taxpayer shares; plus

(ii) cash on each shareholder’s Cash Election Shares in excess of 20 percent of such shareholder’s total Taxpayer shares held (“Excess Cash Election Shares”), equal to the proportion that such shareholder’s Excess Cash Election Shares bear to the total Excess Cash Election Shares of all shareholders, multiplied by an amount equal to the Maximum Cash Distribution less the aggregate amount of cash allocations made pursuant to (a) and (b)(i) above; plus

(iii) Taxpayer shares in payment of the Special Dividend on each shareholder’s remaining Excess Cash Election Shares.

As a result, if a shareholder elects to receive the Special Dividend in cash on more than 20 percent of the total Taxpayer shares held by that shareholder, the shareholder may instead receive a pro rata amount of cash to the extent of the shareholder’s election in excess of 20 percent.

Taxpayer intends to distribute its stock and the cash in the Special Dividend as soon as reasonably practicable following the date of the election deadline.

Taxpayer makes the following representations with respect to the Special Dividend:

1. The total number of shares of Taxpayer stock to be issued in the Special Dividend will be determined by dividing (i) the product of the total amount of the Special Dividend per share times the number of outstanding shares, less the total amount of cash to be paid as part of the Special Dividend (20% of the total amount of the Special Dividend), by (ii) the average trading price of a share of Taxpayer stock on the Exchange as of the close of trading during a specified period before the Special Dividend payment date. The total amount of cash distributed in the Special Dividend will not exceed 20 percent of the total value of the Special Dividend. The actual distribution of stock in the Special Dividend will be made as soon as reasonably practicable following the date of the election deadline.

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2. In the event that the shareholders in the aggregate elect to receive cash in lieu of shares in an amount in excess of the Maximum Cash Distribution, the shareholders that elect Options A and C will receive the cash distributions pro rata to their requested cash amounts. If the pro rata allocation would result in shareholders who elect to receive at least 20% of their distribution in cash under Option C receiving less than 20 percent of their distribution in cash, then the allocation will be adjusted to provide such shareholders 20 percent in cash and shareholders electing Option A will receive less than their pro rata share in cash (but in no event less than 20 percent). After cash equal to the Maximum Cash Distribution is distributed, any remaining unpaid balance of the Special Dividend will be paid in Taxpayer stock.

3. In the event that the shareholders in the aggregate elect to receive cash in lieu of shares in an amount less than the Maximum Cash Distribution, then Taxpayer would fully fund the cash component of the Special Dividend. In such a case, all shareholders that elect a cash portion under Option C would receive the requested portion in cash, and all shareholders that elect Option A would receive 100 percent in cash.

4. The Merger will qualify as a reorganization under section 368(a)(1)(F).

5. Taxpayer represents that either it, or its successor as a result of a reorganization pursuant to section 368(a)(1)(F), will be making the proposed Special Dividend that is the subject of the Ruling Request.

HOLDING

Any and all of the cash and stock distributed in the Special Dividend (as described above) by Taxpayer shall be treated as a distribution of property with respect to its stock to which section 301 applies. Sections 301 and 305(b)(1).

Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter. In particular, no opinion is expressed with regard to: whether the Merger will qualify as a reorganization under section 368(a)(1)(F); whether Taxpayer will qualify as a REIT under subchapter M of the Code; or whether “the Special Dividend” will constitute a preferential dividend under section 562(c) of the Code.

This ruling is directed only to the taxpayer requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

The ruling contained in this letter is based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination. A copy of this letter must be attached to any income tax return to which it is relevant.

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In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative.

Sincerely,

Thomas I. Russell
Senior Counsel, Branch 5 (Corporate)

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